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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                       GENISYS RESERVATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   372299107
--------------------------------------------------------------------------------
                                (CUSIP Number)

     HARRY SHUSTER, 1990 WESTWOOD BOULEVARD, LOS ANGELES, CALIFORNIA 90025
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 JULY 23, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 372299107

________________________________________________________________________________

   1.           Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                UNITED LEISURE INTERACTIVE, INC.
                ----------------------------------------------------------------
________________________________________________________________________________

   2.           Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a)
                    ------------------------------------------------------------
                (b)  X
                    ------------------------------------------------------------
________________________________________________________________________________

   3.           SEC Use Only
                             ---------------------------------------------------
________________________________________________________________________________

   4.           Source of Funds (See Instructions)     OO
                                                   -----------------------------
________________________________________________________________________________

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                   ---------------------------------------------
________________________________________________________________________________

   6.           Citizenship or Place of Organization   DELAWARE
                                         -------------------------------------
________________________________________________________________________________

                7.  Sole Voting Power
                                      ------------------------------------------
Number of       ________________________________________________________________
Shares Bene-
ficially        8.  Shared Voting Power   2,000,000
Owned by Each                           ----------------------------------------
Reporting       ________________________________________________________________
Person With
                9.  Sole Dispositive Power
                                           -------------------------------------
                ________________________________________________________________

                10. Shared Dispositive Power   2,000,000
                                             -----------------------------------
________________________________________________________________________________

  11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,000,000
                ----------------------------------------------------------------
________________________________________________________________________________

  12.           Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
                                           -------------------------------------
________________________________________________________________________________

  13.           Percent of Class Represented by Amount in Row (11)  30
                                                                   -------------
________________________________________________________________________________

  14.           Type of Reporting Person (See Instructions)
                  CO
                ----------------------------------------------------------------

                ----------------------------------------------------------------

                ----------------------------------------------------------------

                ----------------------------------------------------------------

                ----------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 372299107

________________________________________________________________________________

   1.           Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                UNITED LEISURE CORPORATION
                ----------------------------------------------------------------
________________________________________________________________________________

   2.           Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a)
                    ------------------------------------------------------------
                (b)  X
                    ------------------------------------------------------------
________________________________________________________________________________

   3.           SEC Use Only
                             ---------------------------------------------------
________________________________________________________________________________

   4.           Source of Funds (See Instructions)     AF
                                                   -----------------------------
________________________________________________________________________________

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                   ---------------------------------------------
________________________________________________________________________________

   6.           Citizenship or Place of Organization   DELAWARE
                                         -------------------------------------
________________________________________________________________________________

                7.  Sole Voting Power
                                      ------------------------------------------
Number of       ________________________________________________________________
Shares Bene-
ficially by     8.  Shared Voting Power   2,000,000
Owned by Each                           ----------------------------------------
Reporting       ________________________________________________________________
Person With
                9.  Sole Dispositive Power
                                           -------------------------------------
                ________________________________________________________________

                10. Shared Dispositive Power   2,000,000
                                             -----------------------------------
________________________________________________________________________________

  11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,000,000
                ----------------------------------------------------------------
________________________________________________________________________________

  12.           Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
                                           -------------------------------------
________________________________________________________________________________

  13.           Percent of Class Represented by Amount in Row (11)  30
                                                                   -------------
________________________________________________________________________________

  14.           Type of Reporting Person (See Instructions)
                  CO
                ----------------------------------------------------------------

                ----------------------------------------------------------------

                ----------------------------------------------------------------

                ----------------------------------------------------------------

                ----------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D

                               INTRODUCTORY NOTE

        The information contained in this Statement on Schedule 13D of United Leisure Interactive, Inc. and United Leisure Corporation is reflected as of July 23, 1998, the date of the event which required the filing thereof.

ITEM 1. SECURITY AND ISSUER.

        The title of the class of equity securities to which this Statement on
Schedule 13D relates is the Common Stock, par value $.0001 per share (the "Common Stock"), of Genisys Reservation Systems, Inc., a New Jersey corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2401 Morris Avenue, Union, New Jersey 07083.

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement on Schedule 13D is being filed by United Leisure Interactive, Inc., a Delaware corporation ("ULI") and its parent corporation, United Leisure Corporation ("ULC"). ULI is in the business of developing and marketing Internet-based multimedia software applications. The address of the principal executive offices of ULI and ULC is 1990 Westwood Boulevard, Penthouse, Los Angeles, California 90025. During the last five years, neither ULI nor ULC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either ULI or ULC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        The names, business addresses and occupational information for each executive officer and director of ULI and ULC are set forth in Exhibits A and B hereto. To the best knowledge of ULI and ULC, none of the individuals listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Effective July 23, 1998, ULI acquired 2,000,000 shares of the Issuer's Common Stock as consideration for the sale of certain assets and the license of certain assets and the license of certain proprietary software.

ITEM 4.     PURPOSE OF TRANSACTION.

      Pursuant to an Asset Purchase Agreement dated as of June 30, 1998 (the "Purchase Agreement"), by and among ULI, ULC, the Issuer, and Netcruise Interactive, Inc., a New Jersey corporation and a wholly-owned subsidiary of the Issuer ("Netcruise"), ULI transferred to Netcruise all of ULI's right, title and interest in and to (i) an exclusive, world-wide and perpetual license from ULC with respect to the travel-related applications of certain interactive technology, and (ii) certain physical assets to be used in connection with the exploitation of the licensed technology.

      In consideration for the receipt of the foregoing, the Issuer issued to ULI (i) 2,000,000 shares of the Issuer's Common Stock (the "Shares"), (ii) a warrant to purchase up to 800,000 shares of the Issuer's Common Stock at $2.50 per share if the total pre-tax profits of Netcruise ("Total Pre-tax Profits") for the years 1999, 2000, and 2001 equal or exceed $5,000,000 and (iii) a warrant to purchase up to 800,000 shares of the Issuer's Common Stock at $6.00 per share if Total Pre-tax Profits for the years 1999, 2000, and 2001 equal or exceed $10,000,000.

      The Shares were acquired for investment purposes. Harry Shuster, Chairman of the Board, President and Chief Executive Officer of ULI, shall be Chairman of Netcruise for three years following the date of the Purchase Agreement. Brian Shuster, Executive Vice President of ULI, shall be President of Netcruise for such period. Each of them shall be elected to the Board of Directors of the Issuer for such period.

      In addition, Brian Shuster received a warrant to purchase up to 400,000 shares of the Issuer's Common Stock, exercisable between April 1, 2002 and June 30, 2002. Of the 400,000 shares, 200,000 shares may be purchased at $2.50 per share if Total Pre-tax Profits equal or exceed $5,000,000 for the years 1999, 2000, and 2001. The remaining 200,000 shares may be purchased at $6.00 per share if Total Pre-tax Profits equal or exceed $10,000,000.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) Upon consummation of the transactions described in the Purchase Agreement, ULI beneficially owns 2,000,000 shares of the Issuer's Common Stock, representing approximately 29.8% of the issued and outstanding shares of the Issuer's Common Stock. Because ULI is a wholly-owned subsidiary of ULC, ULC may also be deemed to beneficially own the Shares.

      (b)  ULI and ULC share the power to vote and dispose of the Shares.

      (c) Neither ULI nor ULC has entered into any transactions with respect to the Issuer's Common Stock in the past 60 days other than the Purchase Agreement.

     (d)  None.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Purchase Agreement, ULI has agreed not to sell any of the Shares for at least two years from the date of the Purchase Agreement.

          Because of the overlap in the Board of Directors of ULI and ULC and ULI's status as a wholly-owned subsidiary of ULC, ULI can be considered to share its voting and investment decisions with respect to the Shares with its parent corporation, ULC.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A.   Executive Officers and Directors of United Leisure Interactive, Inc.

     B.   Executive Officers and Directors of United Leisure Corporation.

     C. Asset Purchase Agreement dated as of June 30, 1998 by and among ULI, ULC, the Issuer and Netcruise.

     D. Genisys Reservation Systems, Inc. Class V Common Stock Purchase Warrant, dated June 30, 1998.

     E. Genisys Reservation Systems, Inc. Class W Common Stock Purchase Warrant, dated June 30, 1998.

     F. Genisys Reservation Systems, Inc. Class X Common Stock Purchase Warrant, dated June 30, 1998.

     G. Genisys Reservation Systems, Inc. Class Y Common Stock Purchase Warrant, dated June 30, 1998.


SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: August 3, 1998                    UNITED LEISURE INTERACTIVE, INC.



                                        /s/ Harry Shuster
                                        ----------------------------------------
                                        Harry Shuster, President



                                        UNITED LEISURE CORPORATION



                                        /s/ Harry Shuster
                                        ----------------------------------------
                                        Harry Shuster, President




                                       3